SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                           Coventry Health Care, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    222862104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Patrick T. Hackett
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Steven J. Gartner
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                  April 1, 1998
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D



CUSIP No.   222853103                                         Page 2 of 21 Pages


 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Ventures, L.P.                       I.D. #13-3784037

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [x]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

               7     SOLE VOTING POWER

                     0

 NUMBER OF     8     SHARED VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY      9     SOLE DISPOSITIVE POWER
   EACH
 REPORTING           0
PERSON WITH
               10    SHARED DISPOSITIVE POWER

                     6,645,047

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,645,047

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%

14   TYPE OF REPORTING PERSON*

     PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No.   222853103                                         Page 3 of 21 Pages


 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus & Co.                                I.D. #13-6358475

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [x]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     N/A

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

               7     SOLE VOTING POWER

                     0

 NUMBER OF     8     SHARED VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
   EACH               9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                 0

                      10    SHARED DISPOSITIVE POWER

                            6,645,047

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,645,047

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                               [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%

14   TYPE OF REPORTING PERSON*

     PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No.   222853103                                         Page 4 of 21 Pages


1   NAME OF REPORT PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    E.M. Warburg, Pincus & Co., LLC                       I.D. #13-3536050

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [x]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

               7     SOLE VOTING POWER

                     0

 NUMBER OF     8     SHARED VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
   EACH        9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH          0

               10    SHARED DISPOSITIVE POWER

                     6,645,047

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

    6,645,047

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%

14  TYPE OF REPORTING PERSON*

    OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No.   222853103                                         Page 5 of 21 Pages


1   NAME OF REPORT PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Patrick T. Hackett

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [x]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

               7     SOLE VOTING POWER

                     5,000

 NUMBER OF     8     SHARED VOTING POWER
  SHARES
BENEFICIALLY         6,645,047
 OWNED BY
   EACH        9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH          5,000

               10    SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

    6,650,047

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%

14  TYPE OF REPORTING PERSON*

    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No.   222853103                                         Page 6 of 21 Pages


1   NAME OF REPORT PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joel Ackerman

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [x]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

               7     SOLE VOTING POWER

                     0

 NUMBER OF     8     SHARED VOTING POWER
  SHARES
BENEFICIALLY         6,645,047
 OWNED BY
   EACH        9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH          0

               10    SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

    6,645,047

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%

14  TYPE OF REPORTING PERSON*

    IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No.   222853103                                         Page 7 of 21 Pages


1   NAME OF REPORT PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jonathan S. Leff

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [x]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

               7     SOLE VOTING POWER

                     0

 NUMBER OF     8     SHARED VOTING POWER
  SHARES
BENEFICIALLY         6,645,047
 OWNED BY
   EACH        9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH          0

               10    SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

    6,645,047

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%

14  TYPE OF REPORTING PERSON*

    IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Schedule 13D is being filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP"), E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), and Patrick T. Hackett, Joel Ackerman and Jonathan S. Leff (the "Trustees"), as trustees of a voting trust (the "Voting Trust") under a voting trust agreement, dated as of April 15, 1997 (as supplemented on November 12, 1997, the "Voting Trust Agreement"), relating to the common stock, par value $0.01 per share of Coventry Health Care, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of Coventry Corporation, par value $.01 per share, prior to the consummation of the Merger (as defined below), and to the Common Stock of the Company, par value $.01 per share, after the consummation of the Merger (as defined below).

         Of the Reporting Entities (as defined below), only Ventures has acquired indirect ownership of the Common Stock through its ownership of an 8.3% Convertible Exchangeable Senior Subordinated Note of the Company, Warrants to purchase Common Stock and certain shares of Common Stock purchased on the open market. The Voting Trust has the sole irrevocable power to vote all of the shares of Common Stock which Ventures may acquire upon conversion or exercise of the Securities (as defined below) until April 15, 2007; provided, however, that Ventures may terminate the Voting Trust upon written notice to the trustees thereunder if Ventures is deemed to own beneficially (within the meaning of Rule 13d-3



                                    8 of 21
under the Exchange Act, as defined below) less than ten percent (10%) of the then outstanding shares of Common Stock.

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 501 Corporate Centre Drive, Suite 400, Franklin, TN 37067.

Item 2.  Identity and Background.

         (a) This statement is filed by Ventures, WP, EMW and the Trustees. The sole general partner of Ventures is WP. EMW manages Ventures. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. WP has a 15% interest in the profits of Ventures as the general partner, and also owns approximately 1.2% of the limited partnership interests in Ventures. As discussed above, Ventures has vested the power to vote all of the shares of Common Stock which it may acquire from the Company in the Voting Trust. Ventures, WP and EMW are hereinafter collectively referred to as the "Warburg Entities" and the Warburg Entities and the Trustees are hereinafter collectively referred to as the "Reporting Entities." The general partners of WP and the members of EMW are described in Schedule I hereto. The Voting Trust Agreement is incorporated herein by reference to Exhibit 2 of the Schedule 13D filed on May 19, 1997 on behalf of the Reporting Entities as amended by Amendment No. 1 to the Schedule 13D filed on



                                    9 of 21

July 3, 1997 and by Amendment No. 2 to the Schedule 13D filed on November, 18, 1997 (the "Original Schedule 13D").

         (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

         (c) The principal business of Ventures is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of Ventures, Warburg Pincus Investors, L.P., Warburg, Pincus Capital Company, L.P. and Warburg, Pincus Capital Partners, L.P. The principal business of EMW is acting as manager of Ventures, Warburg, Pincus Investors, L.P., Warburg, Pincus Capital Company, L.P. and Warburg, Pincus Capital Partners, L.P. The sole purpose of the Voting Trust is to exercise the power to vote all of the shares of Common Stock which Ventures may acquire until April 15, 2007.

         (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree



                                    10 of 21
or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen. Item
3. Source and Amount of Funds or Other Consideration.

         The total amount of funds required by Ventures to purchase the Securities (as defined below), was $40,215,513.40, and was furnished from the working capital of Ventures.

Item 4.  Purpose of Transaction.

         As of April 2, 1997, Coventry Corporation entered into an Amended and Restated Securities Purchase Agreement (the "Purchase Agreement") with Ventures and Franklin Capital Associates III L.P. ("Franklin") pursuant to which Ventures agreed to purchase, subject to certain conditions, a 8.3% Convertible Exchangeable Senior Subordinated Note of the Company (the "Notes") in the aggregate principal amount of $36,000,000 and 2,117,647 Warrants to purchase Common Stock for an aggregate purchase price of $38,117,647 (the "Purchase") in two tranches. The Notes have since been amended and consolidated into a single note (the "Note") with substantially the same terms as the Notes.

         In addition, Ventures has purchased a total of 773,000 shares of Coventry Common Stock (together with the Note and the Warrants, the "Securities"). In addition, Mr. Hackett, one of the Voting Trustees, owns 5,000 shares of Common Stock.




                                    11 of 21

         As a result of the merger of Coventry Corporation with a wholly owned subsidiary of Coventry Health Care, Inc., which was consummated as of April 1, 1998 (the "Merger"), Ventures' beneficial ownership interest in the voting securities of Coventry Corporation was converted into a beneficial ownership in the voting securities of the Company. None of the terms of the Common Stock, the Note nor the terms of the Warrants (as described below) have changed as a result of the Merger.

         The Note is convertible into shares of Common Stock at any time at the option of Ventures, or upon automatic conversion of all of the outstanding Notes with the consent of the holders of a majority in aggregate principal amount of the outstanding Notes. Additionally, the Note may be exchanged at any time at the option of the Company or Ventures into shares of Series A Preferred Stock of the Company. In the event that the Note is exchanged for Series A Preferred Stock, the Series A Preferred Stock is also convertible into shares of Common Stock at any time at the option of Ventures or upon automatic conversion of all the outstanding shares of Series A Preferred Stock with the consent of the holders of record of a majority of the outstanding shares of Series A Preferred Stock. Shares of Series A Preferred Stock are initially convertible on a share for share basis into shares of Common Stock and have the right to vote with the Common Stock on an as converted basis except with respect to the election of directors (as discussed below).

         For two years following the purchase date of the Note (the "Second Anniversary"), the holders of Series A Preferred Stock are



                                    12 of 21
entitled to receive, if, when and as declared out of the net profits of the Company dividends at the rate of $0.83 per share per annum, payable in additional shares of Series A Preferred Stock, valued at $10.00 per share, before any dividends are set apart for or paid upon the Common Stock or any other stock ranking on liquidation junior to the Series A Preferred Stock in any year. Dividends through the Second Anniversary will be cumulative. At all times after the Second Anniversary when the Board of Directors of the Company (the "Board") declares any cash dividend on the shares of Common Stock, the Board will be required to declare a cash dividend on each share of Series A Preferred Stock.

         The Warrants are exercisable for shares of Common Stock at any time at the option of Ventures at an exercise price of $10.625 per share of Common Stock; provided, however, that Ventures may not exercise the Warrants if, as a result of such exercise, Ventures would beneficially own ten (10%) or more of the outstanding voting securities of the Company, unless certain regulatory approvals have been obtained.

         Voting Trust. Until April 15, 2007, Ventures has irrevocably vested the power to vote all of the shares of Common Stock which it may acquire, as a result of the conversion or exchange of the Note, the exercise of the Warrants or otherwise, in the Voting Trust. However, if at any time Ventures is deemed to own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) less than ten percent (10%) of the then outstanding shares of Common Stock, Ventures may upon written notice to the trustees under the Voting Trust terminate the Voting Trust.




                                    13 of 21

         Board Representation. Under the Purchase Agreement, for so long as the Note shall remain outstanding, the Company will recommend to the nominating committee of the Board and use its best efforts to elect (including recommending the election of Ventures' nominees to the stockholders of the Company) and to cause to remain as directors on the Board two (2) individuals that the holders of a majority in aggregate principal amount of the outstanding Notes (the "Majority Holders") will designate. As of the date hereof, Ventures is the Majority Holder under the Purchase Agreement.

         If any event of default under the Purchase Agreement shall occur and be continuing, the Company will nominate and use its best efforts to elect and cause to remain as a director on the Board for so long as such event of default continues, one (1) additional nominee designated by the Majority Holders. For so long as the Warburg and Franklin own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) at least 50% of the shares of Common Stock beneficially owned by them as of the Second Closing Date under the Purchase Agreement, the Company will nominate and use its best efforts to elect and cause to remain as directors on the Board at least one (1) nominee designated by the Majority Holders.

         Alternatively, in the event that the Company exercises its option to exchange the Note for shares of Series A Preferred Stock, for so long as at least 1,000,000 shares of Series A Preferred Stock remain outstanding (subject to adjustment), the holders of Series A Preferred Stock shall have the exclusive



                                    14 of 21
right, voting separately as a class, to elect two directors to the Board.

         If the number of directors on the Board is increased to more than nine directors, the Majority Holders or the holders of record of a majority of the outstanding shares of Series A Preferred Stock, as the case may be, shall have the right to elect a proportionate number of nominees to the Board.

         Any vacancy created by the death, disability, retirement or removal of any such individual may be filled by Ventures. The initial designees of Ventures were Patrick T. Hackett and Rodman W. Moorhead III, who are both general partners of WP and Managing Directors and members of EMW, and who were elected on May 7, 1997 to the Board.

         Registration Rights. The Note, the shares of Series A Preferred Stock and the Warrants are not be registered under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to the Purchase Agreement, the Company has granted Ventures and Franklin demand and piggy-back registration rights with respect to the shares of Common Stock issuable upon conversion of the Notes or conversion of the shares of Series A Preferred Stock and upon exercise of the Warrants ("Registrable Securities"). The Company has agreed to use its best efforts to effect any registration requested by the holders of more than 50% of the then outstanding Registrable Securities and has agreed to give the holders of Registrable Securities the opportunity to sell their Registrable Securities pursuant to certain other registration



                                    15 of 21
statements that may be filed by the Company under the Securities Act.

         The foregoing descriptions of the Purchase Agreement and the Voting Trust are qualified in their entirety by reference to the Purchase Agreement and the Voting Trust Agreement, which are incorporated herein by reference to Exhibits 1 and 2, respectively, to the Original Schedule 13D.

         The purchase by Ventures of Common Stock was effected because of the Reporting Entities' belief that Coventry Corporation represented, and that the Company continues to represent, an attractive investment. As contemplated by the terms of the Purchase Agreement, Patrick T. Hackett and Rodman W. Moorhead, III, both of whom are general partners of WP and Managing Directors and members of EMW, were elected to the Company's Board of Directors on May 7, 1997. Both Mr. Hackett (except in his capacity as a Trustee) and Mr. Moorhead disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Common Stock owned by Ventures. The Reporting Entities presently expect to limit their involvement in the management of the Company to representation on the Board.

         The Reporting Entities may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments



                                    16 of 21
affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

         None of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the



                                    17 of 21

Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As of April 1, 1998, Ventures beneficially owned 6,645,047 shares of Common Stock, subject to adjustment. By reason of their respective relationships with Ventures, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which Ventures beneficially owns. As of April 1, 1998, 6,645,047 shares of Common Stock represented approximately 10.3% of the outstanding shares of Common Stock, based on the 58,443,261 shares of Common Stock outstanding as of such date, as reported to the Reporting Entities by the Company.

         (b) Until April 15, 2007, the Voting Trust has the sole irrevocable power to vote or to direct the vote of the shares of Common Stock which Warburg may acquire; provided, however, that Ventures may terminate the Voting Trust if at any time Ventures is deemed to own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) less than ten percent (10%) of the then outstanding shares of Common Stock. In the event that the Voting Trust is so terminated, the Warburg Entities would share the power to vote or to direct the vote of the shares of Common Stock which Ventures may acquire.

         The Warburg Entities together share the power to dispose or to direct the disposition of all shares of Common Stock acquired by Ventures.




                                    18 of 21

        (c) In addition to the shares of Common Stock owned by Ventures as a result of the cancellation and conversion of the Securities pursuant to the Merger, Ventures has made certain recent open market purchases of Common Stock, which purchases are reflected in Schedule II hereto.

        (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which agreement is incorporated herein by reference to Exhibit 3 of the Original
Schedule 13D.

         The information set forth in Item 4 above is incorporated herein by reference.

         Except as described herein and by reference to Item 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.




                                    19 of 21

         By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the Securities and the shares of Common Stock which may be acquired upon conversion or exercise of the Securities reported herein as being beneficially owned by the Reporting Entities.

Item 7.  Material to be Filed as Exhibits.

         1. The Amended and Restated Securities Purchase Agreement, dated as of April 2, 1997, by and between Coventry Corporation, Ventures and Franklin, is incorporated herein by reference to Exhibit 1 to the Original Schedule 13D.

         2. Voting Trust Agreement, dated as of April 15, 1997, by and among Ventures and the Trustees named therein, is incorporated herein by reference to
Exhibit 2 to the Original Schedule 13D.

         3. Joint Filing Agreement, dated as of May 16, 1997, by and among the Reporting Entities, is incorporated herein by reference to Exhibit 3 to the Original Schedule 13D.






                                    20 of 21

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  April 9, 1998                WARBURG, PINCUS VENTURES, L.P.

                                     By: Warburg, Pincus & Co.,
                                         General Partner



                                     By:/s/ Stephen Distler
                                     --------------------------------
                                        Partner



Dated:  April 9, 1998                WARBURG, PINCUS & CO.



                                     By:/s/ Stephen Distler
                                     --------------------------------
                                        Partner



Dated:  April 9, 1998                E.M. WARBURG, PINCUS & CO., LLC



                                     By:/s/ Stephen Distler
                                     --------------------------------
                                     Member



Dated:  April 9, 1998                By:/s/ Patrick T. Hackett
                                     --------------------------------
                                     Trustee


Dated:  April 9, 1998                By:/s/ Joel Ackerman
                                     --------------------------------
                                     Trustee


Dated:  April 9, 1998                By:/s/ Jonathan S. Leff
                                     --------------------------------
                                     Trustee

                                   SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.



                             General Partners of WP
                             ----------------------

                                          Present Principal Occupation
                                          in Addition to Position with
                                          WP, and Positions with the
Name                                      Reporting Entities
----                                      ------------------



Joel Ackerman                             Managing Director and Member, EMW

Susan Black                               Managing Director and Member, EMW

Christopher W. Brody                      Managing Director and Member, EMW

Harold Brown                              Senior Managing Director and Member,
                                          EMW

Errol M. Cook                             Managing Director and Member, EMW

W. Bowman Cutter                          Managing Director and Member, EMW

Elizabeth B. Dater                        Managing Director and Member, EMW

Stephen Distler                           Managing Director, Member and
                                          Treasurer, EMW

Harold W. Ehrlich                         Managing Director and Member, EMW

Louis G. Elson                            Managing Director and Member, EMW

John L. Furth                             Vice Chairman of the Board and
                                          Member, EMW

Stewart K.P. Gross                        Managing Director and Member, EMW

Patrick T. Hackett                        Managing Director and Member, EMW

Jeffrey A. Harris                         Managing Director and Member, EMW

A. Michael Hoffman                        Managing Director and Member, EMW

William H. Janeway                        Managing Director and Member, EMW

Douglas M. Karp                           Managing Director and Member, EMW

Charles R. Kaye                           Managing Director and Member, EMW

Henry Kressel                             Managing Director and Member, EMW

Joseph P. Landy                           Managing Director and Member, EMW

Sidney Lapidus                            Managing Director and Member, EMW

Kewsong Lee                               Managing Director and Member, EMW

Reuben S. Leibowitz                       Managing Director and Member, EMW

S. Joshua Lewis                           Managing Director and Member, EMW

David E. Libowitz                         Managing Director and Member, EMW

Brady T. Lipp                             Managing Director and Member, EMW

Stephen J. Lurito                         Managing Director and Member, EMW

Spencer S. Marsh III                      Managing Director and Member, EMW

Lynn S. Martin                            Managing Director and Member, EMW

Edward J. McKinley                        Managing Director and Member, EMW

Rodman W. Moorhead III                    Senior Managing Director and Member,
                                          EMW

Maryanne Mullarkey                        Managing Director and Member, EMW

Howard H. Newman                          Managing Director and Member, EMW

Gary D. Nusbaum                           Managing Director and Member, EMW

Sharon B. Parente                         Managing Director and Member, EMW

Dalip Pathak                              Managing Director and Member, EMW

Daphne D. Philipson                       Managing Director and Member, EMW

Lionel I. Pincus                          Chairman of the Board, CEO, and
                                          Managing Member, EMW; and Managing
                                          Partner, Pincus & Co.

Eugene L. Podsiadlo                       Managing Director and Member, EMW

Ernest H. Pomerantz                       Managing Director and Member, EMW

Brian S. Posner                           Managing Director and Member, EMW

Arnold M. Reichman                        Managing Director and Member, EMW

Roger Reinlieb                            Managing Director and Member, EMW

John D. Santoleri                         Managing Director and Member, EMW

Steven G. Schneider                       Managing Director and Member, EMW

Sheila N. Scott                           Managing Director and Member, EMW

Eugene J. Siembieda                       Managing Director and Member, EMW

James E. Thomas                           Managing Director and Member, EMW

John L. Vogelstein                        Vice Chairman of the Board and
                                          Member, EMW

Elizabeth H. Weatherman                   Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**




























* New York limited partnership; its primary activity is ownership in WP and EMW.
** New York limited partnership; its primary activity is ownership in WP.

                                 Members of EMW
                                 --------------



                                          Present Principal Occupation
                                          in Addition to Position with
                                          EMW, and Positions with the
Name                                      Reporting Entities
----                                      ------------------

Joel Ackerman                             Partner, WP

Susan Black                               Partner, WP

Christopher W. Brody                      Partner, WP

Harold Brown                              Partner, WP

Dale C. Christensen(1)

Errol M. Cook                             Partner, WP

W. Bowman Cutter                          Partner, WP

Elizabeth B. Dater                        Partner, WP

Stephen Distler                           Partner, WP

P. Nicholas Edwards(2)                    Partner, WP

Harold W. Ehrlich                         Partner, WP

Louis G. Elson                            Partner, WP

John L. Furth                             Partner, WP

Stewart K.P. Gross                        Partner, WP

Patrick T. Hackett                        Partner, WP

Jeffrey A. Harris                         Partner, WP

A. Michael Hoffman                        Partner, WP

William H. Janeway                        Partner, WP

Douglas M. Karp                           Partner, WP

Charles R. Kaye                           Partner, WP

Richard H. King(2)

Henry Kressel                             Partner, WP

Joseph P. Landy                           Partner, WP

Sidney Lapidus                            Partner, WP

Kewsong Lee                               Partner, WP

Reuben S. Leibowitz                       Partner, WP

S. Joshua Lewis                           Partner, WP

David E. Libowitz                         Partner, WP

Brady T. Lipp                             Partner, WP

Stephen J. Lurito                         Partner, WP

Spencer S. Marsh III                      Partner, WP

Lynn S. Martin                            Partner, WP

Edward J. McKinley                        Partner, WP

Rodman W. Moorhead III                    Partner, WP

Maryanne Mullarkey                        Partner, WP

Howard H. Newman                          Partner, WP

Gary D. Nusbaum                           Partner, WP

Sharon B. Parente                         Partner, WP

Dalip Pathak                              Partner, WP

Daphne D. Philipson                       Partner, WP

Lionel I. Pincus                          Managing Partner, WP; Chairman
                                          of the Board and CEO, EMW;
                                          Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                       Partner, WP

Ernest H. Pomerantz                       Partner, WP

Brian S. Posner                           Partner, WP

Arnold M. Reichman                        Partner, WP

Roger Reinlieb                            Partner, WP

John D. Santoleri                         Partner, WP

Steven G. Schneider                       Partner, WP

Sheila N. Scott                           Partner, WP

Eugene J. Siembieda                       Partner, WP

Dominic H. Shorthouse(2)

Chang Q. Sun(3)

James E. Thomas                           Partner, WP

John L. Vogelstein                        Partner, WP

Elizabeth H. Weathermen                   Partner, WP

Pincus & Co.*










(1)    Citizen of Canada

(2)    Citizen of United Kingdom

(3)    Citizen of People's Republic of China

* New York limited partnership; its primary activity is ownership in WP.

                                   Schedule II
                                   -----------

                        Recent Purchases and Sales of the
                    Voting Securities of Coventry Corporation
                              Following the Merger*



Name of
Purchaser        Number of Shares             Unit Price        Date of Trade
---------        ----------------             ----------        -------------

Ventures         Purchased:  65,000            16.1250          04/01/98

Ventures         Purchased:   5,000            16.1250          04/03/98





























* As of April 1, 1998, as a result of the Merger, all of the shares of Common Stock, the Note and the Warrants originally issued by Coventry Corporation were canceled and converted into the Common Stock, the Note and the Warrants of Coventry Health Care, Inc.